

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 23, 2009

Mr. Antoine Jarjour, President
Franklin Lake Resources Inc.
4017 Colby Avenue
Everett, WA 98201

Re: Seen On Screen TV, Inc. (formerly Franklin Lake Resources, Inc.)
         Form 10-KSB for the Fiscal Year Ended October 31, 2007
         Filed April 14, 2008
         File No. 0-21812

Dear Mr. Jarjour:

        We issued comments to you on the above captioned filing on November 18, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by March 9, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://sss.sec.gov/news/press/2004-89.htm and http://sec.gov.news/press/2005-72.htm.

        Please contact Tracie Towner at 202-551-3744 or myself at 202-551-3686 if you have any questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief